Exhibit 21

ARGAN, INC.

SUBSIDIARIES OF THE COMPANY

State of Incorporation
Southern Maryland Cable, Inc.	Delaware

Vitarich Laboratories, Inc.	Delaware

Gemma Power Systems, LLC	Connecticut

Gemma Power, Inc.	Connecticut

Gemma Power Systems California, Inc.	California

Gemma Power Hartford, LLC	Connecticut